Exhibit 99.1

Bogotá D.C., April 27, 2022. Avianca Holdings S.A. (“AVH” or the “Company”) informs that on March 25, 2022, at a shareholders’ meeting held at the Westin Hotel, Costa Del Este, Panama City, Panama, the Company’s shareholders approved the dissolution and, subsequently, in accordance with Panama law, the liquidation of the Company in furtherance of the Further Modified Joint Chapter 11 Plan of Avianca Holdings S.A. and its Affiliated Debtors [Docket No. 2259] (as amended and supplemented from time to time, the “Plan”), pursuant to which the Company and certain of its subsidiaries and affiliates emerged from bankruptcy on December 1, 2021. The Plan provided for the authorization of the liquidation of the Company, subject to local laws. As a result of the adoption of such resolution, in accordance with Panamanian law, the Company’s corporate purpose is solely limited to conducting any actions necessary to wind down the Company’s affairs. No business, other than related to its liquidation, may be undertaken by the Company.

Consequently, all previously issued and outstanding equity interests in the Company are to be deemed as cancelled and extinguished, subject to completion of the liquidation process in compliance with Panamanian law.

Based on the above, on the date hereof AVH has filed a Form 15F pursuant to which AVH’s ongoing reporting obligations under the Exchange Act will be immediately suspended upon such filing, and the registration of AVH’s American Depositary Receipts, each representing 8 preferred shares of the Company, with a par value of $0.125 per preferred share, and AVH’s ongoing reporting obligations under the Exchange Act are expected to be terminated on July 26, 2022, the date that is 90 days after the Form 15F filing date. The foregoing schedule is subject to change in the event that the SEC notifies AVH of an extended review period or objects to AVH’s application, or for other reasons.

Since AVH’s reporting obligations under the Exchange Act (including in respect of filing annual reports on Form 20-F), are immediately suspended upon filing of Form 15F and will be terminated in connection with the Company’s liquidation, the Company does not expect to publish financial statements or other material information going forward.

For further inquiries, please contact:

Contacts

Aristides Anguizola, Secretary

e-mail: aristides.anguizola@morimor.com

Phone no.: +(507) 265-7777